UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE,

SAVINGS AND SIMILAR PLANS

PURSUANT TO SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from [                            ] to [                            ]

Commission file number 1-9876

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Savings and Investment Plan

for Employees of Weingarten Realty

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

WEINGARTEN REALTY INVESTORS

2600 Citadel Plaza Drive

Houston, Texas 77008

Financial Statements and Exhibit

(a)	Financial Statements		Page

	(1)	Report of Independent Registered Public Accounting Firm	3

	(2)	Statements of Net Assets Available for Benefits as of December 31, 2011 and 2010	4

	(3)	Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2011 and 2010	5

	(4)	Notes to Financial Statements	6

	(5)	Schedule of Assets (Held at End of Year) as of December 31, 2011	13

The financial statements and schedule referred to above have been prepared in accordance with the regulations of the Employee Retirement Income Security Act of 1974 as allowed under the Form 11-K financial statement requirements.

(b)	Signatures		14

(c)	Exhibit		15

	23.1	Consent of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Committee

Savings and Investment Plan for

Employees of Weingarten Realty

Houston, Texas

We have audited the accompanying statements of net assets available for benefits of the Savings and Investment Plan for Employees of Weingarten Realty (the “Plan”) as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements and the schedule referred to below are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2011 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Calvetti, Ferguson & Wagner, P.C.

Houston, Texas

June 28, 2012

SAVINGS AND INVESTMENT PLAN FOR

EMPLOYEES OF WEINGARTEN REALTY

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2011 and 2010

	2011	2010

ASSETS

Participant-directed investments, at fair value (Note 3):
Mutual funds	$27,650,884	$27,745,924
Common collective trust fund	8,794,333	6,525,192
Common stock fund	2,976,139	3,355,329
Money market fund	-	1,012,968
Cash	2,646	175
Notes receivable from participants, net	662,758	553,540

Total assets	40,086,760	39,193,128

LIABILITIES
Due to brokers	105,927	-

Total liabilities	105,927	-

Net assets available for benefits at fair value	39,980,833	39,193,128

Adjustment from fair value to contract value for underlying fully benefit-responsive contracts in 2011 and fully benefit-responsive contracts in 2010	(223,075)	(127,141)

Net assets available for benefits	$39,757,758	$39,065,987

The accompanying notes are an integral part of these financial statements.

SAVINGS AND INVESTMENT PLAN FOR

EMPLOYEES OF WEINGARTEN REALTY

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Years Ended December 31, 2011 and 2010

	2011	2010

Additions:
Notes receivable from participants, net	$26,612	$26,346

Investment (loss) income:
Interest/dividend income:
Mutual funds	755,822	344,724
Common stock fund	155,770	140,310
Other income	226	353
Net (depreciation) appreciation in fair value of investments:
Common collective trust fund	124,965	156,684
Mutual funds	(1,219,125)	2,720,770
Common stock fund	(259,363)	538,388

Total investment (loss) income	(441,705)	3,901,229

Contributions:
Participants	2,638,876	2,729,673
Employer	889,936	877,745
Participant rollovers	6,512	80,800

Total contributions	3,535,324	3,688,218

Total additions	3,120,231	7,615,793

Deductions:
Benefits paid to participants	2,422,300	1,327,176
Administrative expenses	6,160	3,981

Total deductions	2,428,460	1,331,157

Net increase	691,771	6,284,636

Net assets available for benefits, beginning of year	39,065,987	32,781,351

Net assets available for benefits, end of year	$39,757,758	$39,065,987

The accompanying notes are an integral part of these financial statements.

SAVINGS AND INVESTMENT PLAN FOR

EMPLOYEES OF WEINGARTEN REALTY

NOTES TO FINANCIAL STATEMENTS

1.	PLAN DESCRIPTION

The following description of the Savings and Investment Plan for Employees of Weingarten Realty (the “Plan”) provides only general information. The Plan provides retirement and related benefits for employees of Weingarten Realty Investors (“WRI”) and its wholly-owned subsidiary, Weingarten Realty Management Company (“WRMC”), (collectively, the “Company”). Participants should refer to the Plan agreement or Summary Plan Description for a more complete description of the Plan’s provisions.

General

The Plan is a voluntary defined contribution plan covering all eligible employees of the Company. Mickey Townsell, (Vice President/Human Resources at WRI) is the plan administrator. All employees are eligible to participate in the Plan upon their hire date with the exception of those classified as a leased employee, a non-resident alien with no United States earned income or an employee governed by a collective bargaining agreement. To be eligible to participate in the Plan, an employee must have completed at least one hour of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions

Participants may elect to contribute pre-tax or post-tax annual compensation up to the maximum amount allowed by the Internal Revenue Service (“IRS”) of their annual compensation, subject to certain limitations, with the contributions and earnings thereon being nontaxable until withdrawn from the Plan. Participants can rollover balances from certain individual retirement accounts and qualified plans of former employers. In accordance with IRS regulations, participants age 50 and older are eligible to contribute for the calendar years ended December 31, 2011 and 2010, an additional $5,500 and $5,000, respectively, as a “catch-up” contribution in excess of the maximum 401(k) contributions of $16,500 each year. Participants may change their percentage contribution election at any time. The Company matches up to 50% of the first 6% of the participant’s compensation for each plan year (limited to the maximum amount allowed by the IRS). The match is invested in various investment options as directed by the participant.

The Company may also make discretionary contributions which are subject to the approval of the Board of Trustees. Discretionary contributions are allocated to the individual participant based on the ratio of the participant’s compensation to the total compensation of all participants during the year. No discretionary contributions were made during the years ended December 31, 2011 and 2010. Discretionary contributions are invested in various investment options as directed by the participant.

Participants’ Accounts

Each participant’s account is credited with the participant’s and the Company’s contributions and an allocation of net plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. Participants may direct the investment of their account balances into various investment options offered by the Plan. Currently, the Plan offers 17 funds as investment options for participants.

Vesting

Participants are immediately vested in their pre-tax or post-tax deferred contributions and any income or loss thereon. Participants become 100% vested in Company contributions after five years of service.

Participant Loans

Participants may borrow up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The minimum loan amount is $1,000. The loans are secured by the balance in the participant’s account and bear interest at 3.75% to 9.25%, which are commensurable with local prevailing rates as determined at a fixed rate based on prime plus 1% at the time of issuance. The loans are repaid ratably through semi-monthly payroll deductions over a period of five years or less, unless the loan is to purchase a principal residence in which case the repayment period shall not exceed 15 years. Principal and interest are credited to the participant’s account. Upon a participant’s termination or retirement, any outstanding loan balance is treated as a distribution to the participant if repayment is not made by the participant within 90 days of separation, or if an ongoing repayment arrangement has not been made with the Plan. Loans to participants are reported as Notes Receivable from Participants, net at the unpaid principal balance plus any accrued but unpaid interest.

Payment of Benefits

Upon termination of service due to death, disability, retirement or separation, a participant may elect to receive either a lump-sum distribution or installment payments under various options. Withdrawals from the Plan may also be made upon circumstances of financial hardship, in accordance with provisions specified in the Plan.

Forfeitures

All Company contributions credited to a participant’s account, but not vested are forfeited by the participant. Forfeitures of Company contributions credited to a participant’s account are applied to reduce subsequent Company contributions. During the years ended December 31, 2011 and 2010, forfeitures in the amounts of $21,213 and $49,119 respectively, were used to reduce the Company’s contributions. Forfeited non-vested accounts totaled $27,722 and $33,152 at December 31, 2011 and 2010, respectively.

Plan Amendment

The Company has the right to amend the Plan at any time. However, no amendment can reduce the amount of any participant’s account or the participant’s vested percentage of that account.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared under the accrual method of accounting in conformity with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

Investment Valuation and Income Recognition

Investments are stated at fair value as defined below:

—	Mutual Funds and Common Stock Fund

These assets are valued based on publicly quoted market prices.

—	Common Collective Trust Fund

Wells Fargo Stable Value Return Fund C:

At December 31, 2011, the Plan invested in the Wells Fargo Stable Value Return Fund C. The value of this investment is based on the underlying unit value reported by Wells Fargo Stable Return Fund G. The price of this common collective trust fund is based on the fair values of the underlying assets of the fund, minus its liabilities, and then divided by the number of shares outstanding as determined by the fund’s trustee.

The fund’s trustee uses the following valuation methods for the assets. Conventional investment contract fair value is determined using a discounted cash flow methodology where the individual contract cash flows are discounted at the prevailing discount rate as of year end. Individual assets of the security-backed contracts are generally valued at representative quoted market prices. Collective trust fund and short-term investments are stated at the reported unit value of each fund. Accrued interest, if any, on the underlying investments is added to the fair value of the investments for presentation purposes.

Gartmore Morely Stable Value Trust Fund:

At December 31, 2010, the Plan invested in the Gartmore Morely Stable Value Trust Fund. The unit price of the common collective trust fund is based on the fair values of the underlying assets of the fund, minus its liabilities, and then divided by the number of shares outstanding as determined by the fund’s trustee.

The fund’s trustee uses the following valuation methods for the assets. Conventional investment contract fair value is determined using a discounted cash flow methodology where the individual contract cash flows are discounted at the prevailing interpolated yield curve rate as of year end. Individual assets of the synthetic investment contract are generally valued at representative quoted market prices. Short-term securities, if any, are stated at amortized cost, which approximates market value. Debt securities are valued on the basis of valuations furnished by a pricing service approved by the fund’s trustee, which determines valuations using methods based on market transactions for comparable securities and various relationships between securities which are generally recognized by institutional traders. Accrued interest, if any, on the underlying investments is added to the fair value of the investments for presentation purposes.

The fair value of these assets is then adjusted by the account level fees determined by the Fee Class Schedule described in the Plan’s trust fund agreement.

The common/collective trust funds either consist of underlying fully benefit-responsive or fully benefit-responsive investment contracts as defined by GAAP. At December 31, 2011 and 2010, the statements of net assets available for benefits present these investments at fair value, as well as an additional line item showing an adjustment of the fully benefit-responsive contract value. The statements of changes in net assets available for benefits are presented on a contract value basis for both periods as defined by GAAP. Contract value is based on the invested principal plus accrued interest on the investment contracts held, as determined by the fund’s trustee.

Purchase and sales of securities are recorded on a trade-date basis. Realized gains and losses are recorded in net (depreciation) appreciation in fair value in the Statements of Changes in Net Assets Available for Benefits. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits are recorded when paid.

Risks and Uncertainty

The Plan invests in various investment securities. Such investments are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Administrative Expenses

Certain administrative expenses of the Plan are paid directly by the Company or directly by the Plan and participants.

Subsequent Events

The Plan has evaluated subsequent events through June 28, 2012, which is the date the financial statements were issued.

New Accounting Standards

In May 2011, the Financial Accounting Standards Board issued Accounting Standards Update 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS, which amends previous guidance resulting in common fair value measurement and disclosure requirements between GAAP and International Financial Reporting Standards. The amendments both clarify the application of existing fair value measurement requirements and changes certain principles or requirements for measuring fair value or for disclosing information about fair value measurements. The provisions of this update are effective for the Plan at January 1, 2012. The adoption of this update will not have a material impact on the Plan’s financial statements.

3.	INVESTMENTS

The following presents the fair value of investments that represent 5% or more of the Plan’s net assets at December 31, 2011 and 2010:

	2011	2010

Wells Fargo Stable Return Fund C	$8,794,333	$-
JP Morgan Core Bond Fund A	3,797,704	3,410,802
American Century Growth Fund Class A	3,563,136	-
Blackrock S&P 500 Index I	3,024,995	2,600,426
Weingarten Realty Investors Stock Fund	2,976,139	3,355,329
MFS Value Fund A	2,949,754	2,832,268
Prudential Jennison Mid Cap Growth Fund A	2,593,586	2,392,252
American Funds Europacific Growth R-4	2,261,355	2,587,130
Dodge & Cox Stock Fund	2,143,017	2,406,841
Gartmore Morely Stable Value Common Trust Fund	-	6,525,192
American Funds Growth Fund R-4	-	3,469,399

4.	FAIR VALUE MEASUREMENTS

In accordance with GAAP, the Plan classifies its investments within the fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within Levels 1 and 2 of the hierarchy) and the reporting entity’s own assumptions about market participant assumptions (unobservable inputs classified within Level 3 of the hierarchy).

Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that the Plan has the ability to access. Level 2 inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs may include quoted prices for similar assets and liabilities in active markets, as well as inputs that are observable for the asset or liability (other than quoted prices), such as interest rates and yield curves that are observable at commonly quoted intervals. Level 3 inputs are unobservable inputs for the asset or liability, which are typically based on an entity’s own assumptions, as there is little, if any, related market activity. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Plan’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

Assets and liabilities measured at fair value on a recurring basis as of December 31, 2011 and 2010, aggregated by the level in the fair value hierarchy in which those measurements fall, are as follows:

	Quoted Prices in Active Markets for Identical Assets and Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Fair Value at December 31, 2011

Investments:
Mutual funds
Large company funds	$5,168,013			$5,168,013
Mid company funds	4,283,528			4,283,528
Small company funds	2,000,677			2,000,677
International funds	3,206,269			3,206,269
Fixed income funds	4,085,140			4,085,140
Growth funds	8,907,257			8,907,257
Common/collective trust fund		$8,794,333		8,794,333
Common stock fund	2,976,139			2,976,139

Total	$30,627,023	$8,794,333	$-	$39,421,356

	Quoted Prices in Active Markets for Identical Assets and Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Fair Value at December 31, 2010

Investments:
Mutual funds
Large company funds	$5,007,267			$5,007,267
Mid company funds	4,235,524			4,235,524
Small company funds	1,803,786			1,803,786
International funds	3,665,770			3,665,770
Fixed income funds	4,392,705			4,392,705
Growth funds	8,640,872			8,640,872
Common/collective trust fund		$6,525,192		6,525,192
Common stock fund	3,355,329			3,355,329
Money market fund	1,012,968			1,012,968

Total	$32,114,221	$6,525,192	$-	$38,639,413

5.	INVESTMENT CONTRACTS IN COMMON COLLECTIVE TRUST FUND

The Plan through its 2011 and 2010 investment in common collective trust funds has either underlying assets that are fully benefit-responsive or are fully benefit-responsive investment contracts issued by insurance companies and other institutions. The fund’s trustee maintains the contributions in a general account, which is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The common collective trust funds are included in the financial statements at fair value and then adjusted to contract value as reported to the Plan by the fund’s trustee. Contract value represents invested principal plus accrued interest on the investment contracts held. Participants may direct the withdrawal or transfer of all or a portion of their investment at contract value. Plan management believes that the occurrence of events that would cause the Plan to transact at less than contract value is remote.

Most investments in the common/collective trust funds are contractually obligated to pay the principal and specified interest rate that is guaranteed to the trust fund. The crediting interest rate is based on a formula agreed upon with the fund’s trustee, but may not be less than 0%. Such interest rates are reviewed on a recurring basis for resetting. The crediting rate of the contracts are expected to track current market yields on a trailing basis.

Average fund blended yields:	2011	2010
Based on annualized earnings (1)	1.56%	2.66%
Based on interest rate credited to participants (2)	2.33%	2.75%

(1)	Represents annualized earnings of all investments in each fund divided by the fair value of all investments in the fund at December 31, 2011 and 2010, respectively.
(2)	Represents the annualized earnings credited to participants in each fund divided by the fair value of all investments in the fund at December 31, 2011 and 2010, respectively.

6.	RECONCILIATION OF THE FINANCIAL STATEMENTS TO THE FORM 5500

As discussed in Note 2, fully benefit-responsive investment contracts are required to be valued at fair value on the statements of net assets available for benefits; however, the Form 5500 requires these investments to be valued at contract value. The following is a reconciliation of the financial statements to the Form 5500 for net assets available for benefits:

	December 31,
	2011	2010

Net Assets Available for Benefits

Net assets available for benefits at fair value – as reported	$39,980,833	$39,193,128
Adjustment from fair value to contract value for underlying fully benefit-responsive contracts in 2011 and fully benefit-responsive contracts in 2010	(223,075)	(127,141)

Net assets available for benefits – per Form 5500	$39,757,758	$39,065,987

7.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of plan termination, participants’ accounts will become fully vested in their employer contributions and will be distributed in accordance with Plan provisions.

8.	INCOME TAX STATUS

The Plan has received a favorable determination letter, dated March 31, 2008, from the Internal Revenue Service (“IRS”) which states that the Plan qualifies under Section 401 (a) of the Internal Revenue Code (“IRC”) and, therefore, has made no provision for federal income taxes under the provisions of Section 501 (a). The Plan has been amended since receiving the determination letter, however; the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable provisions of the IRC.

GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2007.

9.	PARTY-IN-INTEREST TRANSACTIONS

The Plan assets were managed by Merrill Lynch, Pierce, Fenner & Smith (“Merrill Lynch”). Merrill Lynch was the custodian as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the daily operational services of the Plan amounted to $6,160 and $3,981 for the years ended December 31, 2011 and 2010, respectively.

Also, the Company engaged SWBC Investment Company to monitor and provide recommendations for the Plan’s investment fund offerings. For the years ended December 31, 2011 and 2010, the Company recorded expenses of $40,087 and $30,972, respectively.

SAVINGS AND INVESTMENT PLAN FOR

EMPLOYEES OF WEINGARTEN REALTY

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2011

Form 5500, Schedule H, Line 4i

EIN:   74-1464203

Plan:                002

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value

	Common Collective Trust Fund: Wells Fargo	Wells Fargo Stable Return Fund C (at contract value)	(i)	$8,571,258

	Mutual Funds:
	J. P. Morgan Funds	JPMorgan Core Bond Fund A	(i)	3,797,704
	American Century Funds	American Century Growth Fund Class A	(i)	3,563,136
	BlackRock Funds	BlackRock S&P 500 Index Fund I	(i)	3,024,995
	MFS Funds	MFS Value Fund A	(i)	2,949,754
	Jennison Associates	Prudential Jennison Mid Cap Growth Fund A	(i)	2,593,586
	American Funds	American Funds Europacific Growth R-4	(i)	2,261,355
	Dodge & Cox	Dodge & Cox Stock Fund	(i)	2,143,018
	Janus Investment Fund	Perkins Mid Cap Value Fund A	(i)	1,689,942
	BlackRock Funds	BlackRock Capital Appreciation Portfolio A	(i)	1,154,003
	Mainstay Fund	Mainstay LRG Cap Growth Fund R2	(i)	1,118,528
	Goldman Sachs Trust	Goldman Sachs Small Cap Value Fund A	(i)	1,009,081
	Sentinel Investments	Sentinel Small Company Fund A	(i)	991,596
	Thornburg Funds	Thornburg International Value Fund A	(i)	944,914
	J. P. Morgan Funds	JPMorgan Government Bond Fund A	(i)	287,436
	American Century Investments	American Century Strategic Allocation Moderate Fund A	(i)	121,836

	Total Mutual Funds			27,650,884

*	Weingarten Realty Investors	Weingarten Realty Investors Stock Fund	(i)	2,976,139
*	Participant Loans	Due semi-monthly, bearing interest 3.75% to 9.25%	(i)	662,758
	Cash		(i)	2,646

	Total Investments		(i)	$39,863,685

*	A party in interest as defined by ERISA.
(i)	Historical costs of participant-directed investments are not a required disclosure.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SAVINGS AND INVESTMENT PLAN FOR
EMPLOYEES OF WEINGARTEN REALTY

Date: June 28, 2012	By:	/s/ Andrew M. Alexander
Andrew M. Alexander, President/
Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Calvetti, Ferguson & Wagner, P.C.